EXHIBIT 21

Subsidiaries of Digital Domain

Subsidiaries	State or Other Jurisdication of Incorporation or Organization

Accelerator, Inc.	California
D2 Software, Inc.	Delaware
Digital Domain International, Inc.	California
Digital Domain Productions, Inc.	Delaware
Digital Domain Productions, Inc.	California
Domain Films, Inc.	California
Instant Karma Films, LLC	California
Senbazuru Productions	California
Spontaneous Media, Inc.	California
Wyndcrest UK Holdings Limited (Parent of The Foundry Visionmongers Ltd.)	United Kingdom